

February 8, 2012

Via Facsimile
Mr. Peter Karmanos, Jr.
Chief Executive Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226-5099

    Re: Compuware Corporation
             Form 10-K for the Fiscal Year Ended March 31, 2011
             Filed May 27, 2011
             File No. 000-20900

Dear Mr. Karmanos:

We have reviewed your letter dated December 29, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 15, 2011.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 1. Business

Backlog, page 13

1.   We have reviewed your response to prior comment 1. Considering that your calculation of backlog includes contracts that are not firm but are highly likely to be renewed, we believe that your disclosure of backlog related to your application services segment does not comply with Item 101(c)(1)(viii) of Regulation S-K. Please confirm that backlog presented in future filings will include only orders that are believed to be firm. Alternatively, you may present backlog as currently calculated provided that your disclosure quantifies the portion that does not represent firm orders.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief